

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 20, 2010

Zsolt Rumy
Chairman of the Board,
President and Chief Executive Officer
Zoltek Companies, Inc.
3101 McKelvey Road
St. Louis, Missouri 63044

      Re: Zoltek Companies, Inc.
              Form 10-K for the fiscal year September 30, 2008
              Letter Dated March 16, 2010
              File No. 0-20600

Dear Mr. Rumy:

We have reviewed your letter and have the following comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2008

Item 1. Business, Page 3

1.   We are unable to agree with your analysis provided in response to prior comment 1 especially given sales to Vestas Wind Systems now represent 54% of your sales for the fiscal year ended September 30, 2009 as compared to 40% of your sales for the fiscal year ended September 30, 2008. Please file as an exhibit your agreement with Vestas Wind Systems.

2.   Furthermore, we note that Gamesa Group accounted for 10% of your revenues in 2009. As such, it appears that your agreement with Gamesa Group is material. Please file as an exhibit your agreement with Gamesa Group.

3.   With respect to comments 1 and 2, please note that you may request confidential treatment for portions of the Vestas Wind Systems and Gamesa Group agreements, as you deem appropriate.

4.   We note the disclosure on page 5 of your Form 10-K that you estimated, based on current prices and minimum purchase commitments, you would supply about: (1) $300 million of carbon fibers in increasing volumes over the five year term of the contract with Vestas Wind Systems; and (2) $142 million of carbon fibers over the five year term of the contract with Gamesa Group. Please tell us, with a view to disclosure in future filings, whether you still estimate that you would supply such amounts to Vestas Wind Systems and Gamesa Group.

As appropriate, please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3314 if you have any questions.

Sincerely,

Daniel Morris
Special Counsel